[Letterhead of WatchGuard Technologies, Inc.]

December 23, 2005

VIA FACSIMILE (202) 772-9210 AND EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	WatchGuard Technologies, Inc., Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005; Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 9, 2005; Current Reports on Form 8-K filed with the Securities and Exchange Commission on August 3, 2005 and November 3, 2005; (File No. 000-26819)

Dear Ms. Collins:

This letter sets forth the response of WatchGuard Technologies, Inc., a Delaware corporation (the “Company”), to the comments set forth in the Staff’s letter dated November 28, 2005 in connection with the Company’s annual report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2005 (the “Form 10-K”), the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2005, filed with the Commission on November 9, 2005 (the “Form 10-Q”) and the Company’s current reports on Form 8-K filed with the Commission on August 3, 2005 (the “August Form 8-K”) and November 3, 2005 (the “November Form 8-K” and together with the August Form 8-K, the “Form 8-Ks”). For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 2. Accounting for Goodwill and Intangibles with Definite Lives, page 74

Comment No. 1

We note your response to our Prior Comment No. 2. Specifically tell us how you considered the guidance in paragraphs 30 through 36 of SFAS No. 142 in determining that you have only one reporting unit. Confirm, if true, that no discrete financial information is reviewed by segment managers, such as product or services gross margins, operating results of acquired entities, geographic results etc. In addition, provide a detailed explanation of how you used your discounted cash flow analysis to determine the fair value of the reporting unit (reference paragraphs 19 through 22 of SFAS No, 142).

Response to Comment No. 1

As disclosed in the Company’s 2004 Annual Report on Form 10-K, the Company operates in a single business (or operating) segment related to Internet and computer security and provides hardware, software and services as a complete security solution. The Company considered guidance provided in paragraphs #30–36 of Statement of Financial Accounting Standards (SFAS) 142, “Goodwill and Other Intangible Assets,” in reaching its conclusion that it has only one reporting unit.

Utilizing the definitions provided in paragraph #30 of SFAS 142 and the relevant provisions of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” and related interpretations, the Company determined that its one business (operating) segment is comprised of a single component and represents one reporting unit. This determination was based on the fact that management does not review or assess a complete and regularly-prepared set of financial statements other than at the consolidated (top) level for the single segment described above. There is only one reporting unit for which operating results are regularly reviewed by the Company’s chief operating decision maker in order to assess resources and operating performance. A complete set of discrete financial statements is not available other than at this consolidated level. In addition, the Company does not have individuals within the Company who manage a discrete portion of the business in a way that would indicate they are managing a separate segment or component of the segment. Accordingly, the Company confirms that no discrete financial information (such as product or services gross margins, operating results of acquired entities, geographic results, etc.) for a portion of the Company’s business that could be considered a separate segment or component of the segment is reviewed by any individual in the Company other than on an ad hoc basis and in a form that involves estimates due to process and system limitations discussed below. Due to limitations in the Company’s current accounting systems, the Company cannot gather and assess profitability by product line or geographic region. Although certain revenue and/or expense information is available by major geographic regions (e.g. Americas, EMEA and APAC) or product lines, the information necessary for matching costs of revenues and operating expenses to these regions or product lines, as well as other measures of profit and loss is not captured, prepared or reported. Further, the company does not fully measure regional or product line gross margins, because back-end rebates, warehousing, handling, rework and customer support costs are not traced separately, and therefore revenue margins for any discrete portion of the business cannot be determined. The company does not fully measure (with the exception of sales-employee-related direct selling expenses and some selected marketing costs by region or cost of goods by product), any other operating expenses in support of distinct geographic regions or product lines, therefore there is no true measurement of geographical or product line profit/loss.

Based on our assessment above, the Company appropriately tested goodwill for impairment at the (single) reporting unit level. All acquired assets, assumed liabilities and goodwill were properly assigned to the Company’s one reporting unit as of the acquisition date.

The process used in evaluating potential goodwill impairment began with a comparison of the Company’s one reporting unit fair value with its carrying amount, including goodwill. For this purpose, the Company retained, and received the assistance of, a third party valuation expert and used a discounted cash flow analysis in determining the fair value of the reporting unit, detailed as follows.

The Company used the income approach, which is an estimation of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These future cash flows are then discounted to present value (using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the Company’s line of business).

When applying the income approach, the cash flow a business is expected to generate is discounted to its present value using a rate of return that reflects the relative risk of achieving the cash flow and the time value of money. This return, known as the weighted average cost of capital (“WACC”), is calculated by weighting the required returns on interest-bearing debt and equity capital in proportion to their estimated percentages in the expected capital structure of the business. The estimated WACC should reflect macroeconomic, industry, geographic, and firm-specific factors in determining the degree of perceived risk associated with the projected cash flow.

The following is a general discussion of the method used by the Company in the derivation of its WACC.

The general formula for calculating the WACC is:

WACC	=	Kd * (d%) + Ke * (e%)

WACC	=	Weighted average cost of capital on invested capital;
Kd	=	After-tax rate of return on interest-bearing debt capital;
d%	=	Interest-bearing debt capital as a percentage of Total Invested Capital;
Ke	=	Expected Rate of return on common equity capital;
e%	=	Common equity capital as a percentage of Total Invested Capital.

The rate of return on interest-bearing debt capital (“Kd”) is the rate a rational interest-bearing debt investor would require on interest-bearing debt. Since the interest on debt capital is deductible for income tax purposes, the Company used the after-tax interest rate in its calculation. The effective income tax rate is the federal income tax rate.

The after-tax rate of return on debt capital was calculated using the formula:

Kd	=	K * (1 - t)

Kd	=	After-tax rate of return on interest-bearing debt capital;
K	=	Pre-tax rate of return on interest-bearing debt capital;
t	=	Effective federal income tax rate.

The Company used the Capital Asset Pricing Model (“CAPM”) to estimate the required return on common equity capital. CAPM postulates that the opportunity cost of equity capital is equal to the return on risk-free securities plus the systematic risk (beta) of a business multiplied by the market price of risk (equity risk premium) plus an added return for certain business specific characteristics.

The CAPM rate of return on equity capital was calculated using the formula:

Ke	=	Rf + B * (Rm -Rf) + Rs +Rc

Ke	=	Rate of return on common equity;
Rf	=	Risk-free rate of return;
B	=	Beta;
Rm - Rf	=	Market risk premium;
Rs	=	Small stock premium;
Rc	=	Company specific risk premium.

The risk free rate of return is the current risk free rate of return on U.S. Treasury securities with an investment horizon equal to a reasonable holding period for a hypothetical investment in the business.

Beta is a risk measure that reflects the sensitivity of a company’s stock price to the movements of the stock market as a whole. Practical application of the CAPM relies upon the ability to identify publicly-traded companies that have similar risk characteristics as the Company in order to derive meaningful measures of beta for the Company. Betas reported in public sources are “levered”, which incorporates the added risk to a stockholder due to the debt financing of the business. To derive a beta applicable to the business based on our guideline companies, the reported levered betas must first be unlevered and then relevered at assumed industry debt levels.

The equity risk premium is the expected return on a market portfolio of stocks (Rm) less the risk free rate (Rf). Since the expectations of the average investor are not directly observable, the equity risk premium must be inferred using one of several methods. One approach is to use premiums that investors have historically earned over and above the returns on long-term Treasury bonds. The premium obtained using the historical approach is sensitive to the time period over which one calculates the average.

The CAPM rates of return are often adjusted based on certain company specific characteristics including size and geography. A small stock premium (Rs) reflects the extra risk of an investment in a small or mid-sized company in relation to returns achieved by more stable, larger companies. This premium is derived from historical differences in returns between smaller companies and large companies using data published by Ibbotson Associates. The Company specific risk premium (Rc) provides an added return that accounts for certain risks in the business as identified by management.

The Company’s estimate of the typical capital structure was based on observing proportions of interest-bearing debt and common equity of publicly traded companies in similar lines of business to WatchGuard.

Based on the preceding discussion, the Company concluded that typical investors would require a WACC of approximately 20.0% for an investment in WatchGuard’s one Reporting Unit.

Using a discounted cash flow (“DCF”) analysis, the Company forecasted the debt-free free cash flow its business is expected to generate and that is available either to reinvest in new or existing businesses or to distribute to investors (both debt and equity investors). The projected cash flow is discounted to its present value at the Company’s WACC. The discounted stream of future cash flow reflects the current estimate of the value of the invested capital of The Company, or its business enterprise value (“BEV”). In the DCF analysis, projections were prepared for the Company’s revenue, cost of goods sold, selling general and administrative expenses, corporate income taxes, depreciation, incremental working capital, and capital expenditures. A present value factor derived from the WACC was applied to the cash flow over the calculation period. The sum of the present value of the cash flow over the calculation period was then calculated. The residual value was calculated by applying a capitalization rate to the normalized residual year after-tax cash flow. The capitalization rate was calculated by subtracting the long-term growth rate from the WACC discount rate. The Company then applied a present value factor to estimate the present value of the residual cash flow for the final year of our analysis and thereafter. The sum of the present value of the terminal year and the present value of the after-tax cash flow over the calculation period was then calculated as the basis for the Company’s fair value of invested capital. The conclusion, based on the income approach as described above, was that the Company estimated the fair value of invested capital of WatchGuard to be in excess of its one Reporting Unit fair value, on a marketable controlling interest basis, as of the Valuation Date. The Company does not deem there to be any impairment of value to the goodwill balance reported.

Comment No. 2

We note your response to our Prior Comment No. 3. We further note the expanded disclosure in your earnings release furnished on Form 8-K and filed on November 3, 2005 includes reconciliations of some of the non-GAAP measures presented in your non-GAAP pro forma consolidated statements of operations. However, Item 10(e)(1)(i)(B) of Regulation S-K requires disclosure of a reconciliation for each non-GAAP measure presented. Revise to include the information required by Item 10(e)(1)(i)(B) for each line item in your non-GAAP presentation that has been adjusted such as cost of product revenue, cost of service revenue, sales and marketing etc.

Response to Comment No. 2

In its future earnings releases and filings with the Commission, the Company will expand its non-GAAP reconciliation to treat items such as cost of product revenue, cost of service revenue, sales and marketing, etc. as individual non-GAAP measures and provide the applicable disclosure required under Item 10(e)(1)(i)(B) of Regulation S-K with respect to each of these non-GAAP measures presented.

Comment No. 3

Revise your disclosures in the press release to eliminate all references to “pro forma” net income, “pro forma” results, “pro forma” earnings and “pro forma” earnings per share. The information you have presented throughout the press release should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

Response to Comment No. 3

In its future earnings releases and filings with the Commission, the Company will use the term “non-GAAP” instead of and without reference to “pro forma” (e.g., Exhibit A attached hereto).

Comment No. 4

Your disclosures regarding the reasons for presenting each of these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes “operational results.” Further, your disclosure of a general or overall reason for presenting multiple non-GAAP measures does not appear to meet the disclosure requirements of Item 10(e)(1)(i)(C) and (D). It also does not appear that you have met the “difficult” disclosure burden imposed by Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) in explaining why this measure is useful to investors. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Please explain to us, in detail, how you have complied with Question 9 of the FAQ and Item 10(c)(1)(i)(C) and (D) of Regulation S-K. Address each exclusion or adjustment separately.

Response to Comment No. 4

The Company believes that the justification for its presentation of non-GAAP financial measures is largely the same for each line item that is affected by the exclusion of certain expenses. Accordingly, this disclosure contained a single paragraph disclosing both the reason why WatchGuard believes that presentation of the non-GAAP financial measures provides useful information to investors and the additional purposes for which the Company’s management uses the non-GAAP financial measures. Per the Staff’s request, the reason for each specific exclusion has been addressed in further detail below and in its future earnings releases and filings with the Commission that include a presentation of non-GAAP measures as discussed herein, the Company will include the expanded disclosure contained in Exhibit A hereto, which provides enhanced and separate disclosure for each non-GAAP adjustment.

Stock Based Compensation

The Company believes that it is useful to exclude stock-based compensation expenses when analyzing the Company’s operating performance primarily because stock based compensation does not impact measurement of current operating results as viewed by management and certain of the Company’s investors. Stock based compensation has no current effect on cash or the future uses of cash. Further, management measures the Company’s performance by monitoring those expenses which can be controlled during each accounting period. Substantially all of the Company’s stock-based compensation expenses fluctuate with changes in the Company’s stock price (as a result of the variable accounting treatment required under APB 25 for re-priced options), and are therefore not subject to control by management. To illustrate the variability associated with stock-based expenses, we note that the expense increases or decreases by roughly $1 million for each positive or negative $0.50 price change in the Company’s stock. Without the non-GAAP presentation, changes in stock price could mask variation and trends in GAAP financial measures, and these trends are key to understanding the Company’s business, operating results and financial statements. By including stock-based compensation in the analysis of performance, expenses shown will increase or decrease simply by virtue of movement in the Company’s stock price. Management and investors also need to understand how much the Company is spending on the various operational areas such as Sales and R&D. By including stock-based compensation in the analysis of performance, expense shown for those areas will decrease simply by virtue of a decline in the stock price. Likewise, it will increase if the stock price goes up. We believe excluding stock-based compensation from a supplemental non-GAAP presentation is appropriate even though it relates to a component of the incentives provided to the Company’s employees because (i) as described above, the impact of this expense in the GAAP presentation is significantly affected by fluctuations in stock price independent of any metric directly tied to the Company’s operations and management does not monitor this expense in making operational decisions and (ii) any stock options actually exercised by employees are still reflected in the non-GAAP presentation of financial results through the dilution caused by the grant of the stock and the cash received by the Company for such exercise (the more grants that are provided and actually utilized reduce GAAP earnings per share but are “offset” by an increase in cash based on how high the exercise price is set). In addition, substantially all stock-based compensation expenses result from non-recurring events and as set forth in Exhibit A, the Company will label them as such (substantially all of the expense is the result of the Company’s repricing of stock options in early 2005 in a manner that gave rise to a variable accounting expense). Because of this, the company notes that the “difficult” disclosure burden imposed by Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) would not be relevant to the analysis. Even to the extent that it could be argued that all or a material portion of the expenses were related to a recurring event, the Company believes that the reasons set forth above as well as below in our response to Comment No. 5, demonstrate that the Company has met the “difficult” disclosure burden imposed by Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) for the Company’s exclusion of this expense in its non-GAAP presentation.

Amortization of Intangible Assets

Amortization of other intangible assets is excluded from the Company’s GAAP financial measures because it represents a non-cash expense that has no effect on current or future period cash flows or operations of the Company. The basis for the amortization comes as a result of the Company’s acquisition of RapidStream, Inc. in April 2002, a non-recurring event outside of the course of normal business operations. This event and its related financial reporting impact are not indicative of our ongoing operational performance. The Company records a recurring amortization expense of $243,450 per quarter for this intangible asset, and it will be fully amortized in March of 2007. WatchGuard has not been the party to any acquisitions subsequent to the purchase of RapidStream in 2002, which further supports the conclusion that this expense is a result of a non-recurring and irregular event. As this is related to a non-recurring item, the company also notes that the “difficult” disclosure burden imposed by Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) is not relevant to the analysis.

Restructuring Charges

The Company excludes restructuring charges from its GAAP financial measures because these charges also represent a non-cash expense that has no effect on current or future period cash flows or operations. These restructuring charges resulted from the Company’s restructuring plan initiated in 2001, in an effort to streamline operations and reduce operating costs, and a restructuring in 2002, to eliminate redundancies and excess headcount resulting from the acquisition of RapidStream. These expenses were triggered by two distinct non-recurring events that were outside of the course of the Company’s normal business operations. These events and their related financial reporting impacts are not indicative of the Company’s ongoing operations. The Company has not had made any acquisitions, nor initiated any additional restructurings, subsequent to 2002 which further supports the conclusion that these expenses are a result of non-recurring and irregular events. As this is related to a non-recurring item, the company also notes that the “difficult” disclosure burden imposed by Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) is not relevant to the analysis.

Comment No. 5

Also, tell us how you considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each Non-GAAP Financial Measure presented.

i.	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

ii.	the economic substance behind management’s decision to use such a measure;

iii.	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

iv.	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

v.	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Response to Comment No. 5

The Company considered the requirements presented in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures in making its determination to include disclosures of non-GAAP financial measures in its reports on Form 8-K. The Company’s analysis of each of these elements is provided below. In its future earnings releases and filings with the Commission that include a presentation of non-GAAP measures as discussed herein, the Company will include the expanded disclosure contained in Exhibit A hereto.

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business:

Each non-GAAP financial measure presented by the Company is utilized by the Company’s chief operating decision makers to better understand and assess the Company’s operating results and financial performance. WatchGuard also uses the non-GAAP financial measures to evaluate and assess the Company’s financial performance against budget and/or expectations, as well as to evaluate financial performance for executive and management compensation purposes.

•	The economic substance behind management’s decision to use such a measure:

The Company believes that non-GAAP financial measures are important to enable investors to understand and evaluate its ongoing operating results. Accordingly, the Company includes certain non-GAAP financial measures when reporting its financial results to investors in order to provide investors with an additional tool to evaluate the Company’s ongoing business operations. The Company believes that each non-GAAP financial measure disclosed, namely by exclusion stock based compensation, amortization of acquired intangible assets and restructuring charges, are representative measures of financial performance that reflect the economic substance of the Company’s current and core business operations. Neither stock based compensation, amortization of acquired intangible assets nor restructuring charges impact measurement of current operating performance as viewed by management, and certain of the Company’s investors, as none of these categories of expense has a current or future effect on the use of cash, nor do they have use with regards to the generation of current or future revenues. Further, WatchGuard management measures the Company’s performance by monitoring those expenses which can be controlled during each accounting period. Substantially all of the Company’s stock-based compensation expenses fluctuate with changes in the Company’s stock price (as a result of variable accounting treatment required under APB 25 for re-priced options), and are therefore not subject to control by management.

•	The material limitations associated with use of a non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure:

Although non-GAAP financial measures are often used to measure the Company’s operating results and assess its financial performance, they are not necessarily comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure:

The Company provides a detailed description of method used in arriving at the non-GAAP measure and reconciles the use of each of its non-GAAP financial measures with its most directly comparable GAAP financial measure, whenever it uses such a measure. This allows an investor to easily assess the impact of any differences between the measure the Company is presenting and similarly titled captions of other companies. Finally, the Company’s disclosure cautions the reader that non-GAAP financial measures should not be viewed by investors as a substitute or alternative for operating results prepared in accordance with GAAP.

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors:

The Company believes that its use of non-GAAP financial measures provide investors with the very same key financial performance indicators that are utilized by management to assess the Company’s operating results, to evaluate the business and to make operational decisions on a go-forward basis. Management therefore provides disclosure of non-GAAP financial measures in order to allow investors an opportunity to see the Company as viewed by management and to assess the Company with the same tools that management utilizes. WatchGuard believes that the presentation of GAAP financial measures alone would not provide its investors with the ability to appropriately analyze its ongoing operational results, and therefore expected future results. The Company therefore believes that inclusion of non-GAAP financial measures provides investors with more information to help them better understand its financial statements just as management utilizes these non-GAAP financial measures to better understand the business. Additionally, the Company regularly receives feedback that the non-GAAP information it presents is important to its investing community in assessing the prospects of the Company. See also the discussion above in this response to Comment No. 5.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005:

Item 4. Controls and Procedures, page 37

Comment No. 6

We note your disclosure that your “Chief Executive Officer and Chief Financial Officer” concluded that [your] disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.” Clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(e).

Response to Comment No. 6

The Company hereby clarifies and confirms that the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. In its future quarterly reports on Form 10-Q and annual reports on Form 10-K, the Company will include such additional disclosure with respect to its disclosure controls and procedures.

Comment No. 7

We note your statement that “management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.” Clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure In Exchange Act Periodic Reports, SEC Release No. 33-8328, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response to Comment No. 7

The Company hereby confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at a reasonable assurance level. In its future quarterly reports on Form 10-Q and annual reports on Form 10-K, the Company will eliminate the statement that “management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.”

Please direct all orders and notices issued in response to this letter to the undersigned. If you have any questions, please contact the undersigned at (206) 521-8340.

Respectfully submitted,

/s/ Edward J. Borey
Edward J. Borey

cc:	Bradley E. Sparks, WatchGuard Technologies, Inc.
Michael C. Piraino, WatchGuard Technologies, Inc.

EXHIBIT A

Use of Non-GAAP Pro Forma Financial Information

To supplement our consolidated financial statements presented on a GAAP basis, WatchGuard uses non-GAAP measures of operating results, net loss, and loss per share, which are adjusted to exclude certain costs and expenses. WatchGuard believes these non-GAAP measures are useful to enhance an overall understanding of our past financial performance and also our prospects for the future. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of WatchGuard’s underlying operational results and trends and our marketplace performance. For example, these non-GAAP results are an indication of our baseline performance before other charges that are considered by management to be nonrecurring and otherwise outside of our core operating results. These adjusted non-GAAP results are among the primary indicators management uses as a basis for planning and forecasting of future periods. Non-GAAP results exclude the following items.

Stock Based Compensation. Non-GAAP results exclude non-cash stock-based compensation expenses resulting from the variable accounting treatment of certain stock options issued to employees and directors, restricted stock issued to directors and officers, stock options granted to consultants and certain restricted common stock and common stock subject to repurchase issued in connection with the RapidStream, Inc. acquisition. These stock-based compensation expenses have no current effect on cash or the future uses of cash and substantially all result from non-recurring events. Substantially all of WatchGuard’s stock-based compensation expenses fluctuate with changes in WatchGuard’s stock price. For this reason, changes in stock price could mask variation and trends in WatchGuard’s GAAP Financial Measures that may otherwise be important to an understanding the Company’s business, operating results and financial statements. For these reasons, management believes that exclusion of stock based compensation expense may be important to an understanding of WatchGuard’s ongoing operational performance.

Amortization of other intangible assets obtained in WatchGuard’s acquisition of RapidStream, Inc. in April 2002. Non-GAAP results also exclude amortization of other intangible assets arising from WatchGuard’s acquisition of RapidStream. These non-cash charges represent a non-cash expense that has no effect on current or future period cash flows or operations of the Company. The amortization expense results from WatchGuard’s acquisition of RapidStream, Inc. in April 2002, a non-recurring event outside of the course of WatchGuard’s normal business operations. Due to the nonrecurring nature of this event, management believes that exclusion of the related amortization charges may be important to an understanding of WatchGuard’s ongoing operational performance.

Restructuring charges associated with restructuring plans initiated in 2001 and 2002. Finally, non-GAAP results exclude restructuring charges resulting from our restructuring plans initiated in 2001 and 2002. Again, these charges represent a non-recurring, non-cash expense that has no effect on

December 23, 2005

current or future period cash flows or operations. These restructuring charges resulted from the Company’s restructuring plan initiated in 2001, in an effort to streamline operations and reduce operating costs, and an unrelated restructuring in 2002, to eliminate redundancies and excess headcount resulting from the acquisition of RapidStream. Due to the nonrecurring nature of these events, management believes that exclusion of the related restructuring charges may be important to an understanding of WatchGuard’s ongoing operational performance.

Management believes that its non-GAAP financial measures provide an additional tool for investors to evaluate ongoing operating results and trends. The presentation of this additional information is not meant to be considered in isolation or as a substitute for operating results prepared in accordance with generally accepted accounting principles in the United States. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure as detailed herein.